G A R Y S T E V E N F I N D L E Y & A S S O C I A T E S

Gary Steven Findley*	A PROFESSIONAL CORPORATION	Telephone
Thomas Q. Kwan	ATTORNEYS AT LAW	(714) 630-7136
Laura Dean-Richardson		Telecopier
Debra L. Barbin	1470 NORTH HUNDLEY STREET	(714) 630-7910
——	ANAHEIM, CALIFORNIA 92806	(714) 630-2279
*A Professional Corporation

January 19, 2007

Via EDGAR Filing System

Mr. Paul Cline, Senior Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               The Bank Holdings;
Form 10-Q for the Fiscal Quarters Ended June 30, 2006 and September 30, 2006
File No. 000-50645

Dear Mr. Cline:

In response to your letter of January 11, 2007, The Bank Holdings has taken the following further steps to amend its 10-Qs for the above-referenced quarters:

1.               Added a preliminary Explanatory Note, following the cover page and preceding the Table of Contents, explaining the amendment.

2.               Added a Note on Page 8, under “Note 2 — Basis of Presentation,” explaining the amendment.

3.               Updated the Certifications to apply to the amended filing.

4.               Filed an 8-K, item 4.02

We hope that these amended filings satisfy your comments and concerns regarding the Form 10-Qs.  Should you have any need for additional explanation of the above, please contact the undersigned or Mr. Jack Buchold, Chief Financial Officer of The Bank Holdings at (775) 853-8600.

Respectfully submitted,

/s/ Debra L. Barbin
Debra L. Barbin

/dlb

cc: Mr. Jack Buchold